UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AURA SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

051526309
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [  ]           Rule 13d-1(c)

 [X]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Warren Breslow
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 16,000 (See Item 4(a) below)
6 Shared Voting Power 9,582,415 (See Item 4(a) below)
7 Sole Dispositive Power 16,000 (See Item 4(a) below)
8 Shared Dispositive Power 9,582,415 (See Item 4(a) below)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,598,415 shares of Common Stock (See Item 4(a) below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 11.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	051526309

Item 1.

(a)	Name of Issuer:
Aura Systems, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
10541 Ashdale St., Stanton, CA 90680

Item 2.

(a)	Name of Person Filing:
Warren Breslow
(b)	Address of Principal Business Office or, if none, Residence:
721 N. Rexford Drive, Beverly Hills, CA 90210
(c)	Citizenship:
United States citizen
(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share
(e)	CUSIP Number:
051526309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO.	051526309

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Of the 9,598,415 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”), reported herein (i) 16,000 shares (the “Warrant Shares”) are issuable to Warren Breslow (the “Reporting Person”) upon exercise of warrants at an exercise price of $1.40 per share, and with an expiration date of February 13, 2023; (ii) 2,142,857 shares of Common Stock are issuable to the Reporting Person as trustee of the Survivor’s Trust under the Warren L. Breslow Trust (the “Survivor’s Trust”) upon conversion of a $3,000,000 convertible promissory note (the “Note”) at a conversion price of $1.40 per share (the “Conversion Shares”) 1; (iii) 7,235,422 shares of Common Stock are held of record by the Survivor’s Trust (collectively, with the Conversion Shares, the “Survivor’s Trust Shares”); (iv) 68,681 shares of Common Stock are held of record by Lancelot Investment Co., L.P., a California limited partnership, of which the Reporting Person is the manager of the general partner thereof (the “Lancelot Shares”); and (v) 135,455 shares of Common Stock are held of record by Texas Ridge Investment Co., A California Limited Partnership, of which the Reporting Person is a trustee of the general partner thereof (the “Texas Ridge Shares”).  By virtue of the Reporting Person’s direct or indirect control of these entities, and/or the Survivor’s Trust, the Reporting Person may be deemed to beneficially own some or all of the Survivor’s Trust Shares, the Lancelot Shares or the Texas Ridge Shares, but the Reporting Person disclaims beneficial ownership thereof except to the extent of the Reporting Person’s pecuniary interest therein.

The percentage reported herein, after giving effect to the hypothetical exercise of the Warrant Shares and the issuance of the Conversion Shares, is calculated based upon 80,604,770 shares of Common Stock issued and outstanding as of January 7, 2022, as represented by the Issuer in its Form 10-Q filed with the United States Securities and Exchange Commission on January 18, 2022.

1 The principal amount and any accrued interest outstanding under the Note are due and payable on February 14, 2023.  The Note provides that the Issuer is to pay accrued interest monthly in arrears, but to the extent the Issuer does not do so, the amount of accrued and unpaid interest could be converted into shares of Common Stock pursuant to the terms of the Note.  The number of Conversion Shares reported above in Item 4 represents the number of shares issuable as of the beginning of business on February 15, 2018 assuming the conversion of the $3,000,000 principal amount outstanding as of such date, but not including additional shares issuable to the extent of any accrued and unpaid interest thereon, if any.  As of the date hereof, the Survivor’s Trust has not converted any principal or accrued interest under the Note into shares of Common Stock.

CUSIP NO.	051526309

(a)	Amount Beneficially Owned:
9,598,415 shares of Common Stock
(b)	Percent of Class:
11.6%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 16,000 shares of Common Stock
(ii) shared power to vote or to direct the vote: 9,582,415 shares of Common Stock
(iii) sole power to dispose or to direct the disposition of: 16,000 shares of Common Stock
(iv) shared power to dispose or to direct the disposition of: 9,582,415 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and

CUSIP NO.	051526309

were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO.	051526309

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 26, 2022

WARREN BRESLOW

/s/ Warren Breslow
Warren Breslow